STATEMENT OF FINANCIAL CONDITION

Dash Financial Technologies LLC
December 31, 2017
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-52503)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dash Financial Technologies LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

311 S. Wacker Drive, Suite 1000
                                    (No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gus Tezaris   212-207-4224
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                (Name – if individual, state last, first, middle name)

5 Times Square   New York   NY   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, <u>Peter Maragos</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Dash Financial Technologies LLC</u>, as of <u>December 31</u>, 20<u>17</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



```
ELIZABETH M KEYSER
Notary Public – State of New York
NO. 01KE6365617
Qualified in New York County
My Commission Expires Oct 10, 2021
```

Elizabeth M Keyser
Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dash Financial Technologies LLC

Statement of Financial Condition

December 31, 2017

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm...1

Statement of Financial Condition 2
Notes to Statement of Financial Condition...3



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Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dash Financial Technologies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dash Financial Technologies LLC (the Company) as of December 31, 2017and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017

February 28, 2018

1

Dash Financial Technologies LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	22,575,346
Cash segregated for the exclusive benefits of customers		2,560,048
Deposits with clearing organizations		648,663
Receivables and unbilled revenue from brokers and dealers, net of allowance of $216,496		18,910,529
Accounts receivable and unbilled revenue, net of allowance of $95,042		8,921,549
Fixed assets, net of accumulated depreciation and amortization of $8,224,069		8,261,877
Goodwill		60,148,288
Intangible assets, net of accumulated amortization of $21,311,176		54,685,491
Receivables from affiliates		23,765
Other assets		975,386
Total assets	$	177,710,942

Liabilities and member's equity

Liabilities:

Accounts payable and accrued expenses	$	9,813,295
Accrued compensation and benefits		7,321,561
Deferred revenue		170,550
Other liabilities		2,193,067
Total liabilities		19,498,473
Member's equity		158,212,469
Total liabilities and member's equity	$	177,710,942

The accompanying notes are an integral part of this Statement of Financial Condition.

Dash Financial Technologies LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Basis of Presentation

Dash Financial Technologies LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE"), the National Futures Association and various other options and equities exchanges in the United States. The Company is also registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company provides listed options execution, equities execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. Additionally, the Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

The Company is a wholly owned subsidiary of DFT Intermediate LLC ("Intermediate"). DFT Holdings, LLC ("Holdings") owns 100% of the membership interests in Intermediate (together Holdings and Intermediate to be referred to as "Dash"). Holdings is owned by a private equity firm, GTCR, as well as by management and current and former directors and employees.

Prior to March 1, 2017, the Company was the Convergex Options Technology and Trading business, also referred to as LiquidPoint ("LiquidPoint"), which was a wholly owned division of Convergex Execution Solutions LLC ("CES"). CES was itself a registered broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Convergex Holdings, LLC ("Convergex"). Separately, Dash Financial Holdings LLC ("DFH") owned a subsidiary registered broker-dealer, Dash Financial LLC, that operated its own agency execution and analytics business.

On December 24, 2016, Convergex entered into an Asset Contribution Agreement with DFH, whereby Convergex would contribute the assets and liabilities of the LiquidPoint business to Dash Financial LLC in exchange for 65% of the equity interests of Dash. Simultaneously, DFH would contribute their interests in Dash Financial LLC in return for a 35% ownership in Dash. Dash Financial LLC was then renamed Dash Financial Technologies LLC. Together this transaction is referred to as "the Merger", which closed on March 1, 2017, and is described in Note 4.

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The Merger is being accounted for as a "reverse merger" or "reverse acquisition," and LiquidPoint is deemed to be the acquirer in the reverse merger for accounting purposes. Consequently, the assets and liabilities and the historical operations that will be reflected in the statement of financial condition prior to the Merger will be those of LiquidPoint, and will be recorded at the historic basis of the LiquidPoint business, and the statement of financial condition after completion of the Merger will include the assets and liabilities of LiquidPoint, historical operations of LiquidPoint, and operations of the Company from the closing date of the Merger.

Prior to the Merger, the statement of financial condition was prepared on a carve-out basis from the consolidated statement of financial condition and accounting records of Convergex using the historical results of operations and historic basis of the assets and liabilities of Convergex that comprise the LiquidPoint business.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Dash Financial Technologies LLC

Notes to Statement of Financial Condition (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These investments include demand deposits and money market accounts. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed the federally insured limit.

Cash Segregated for the Exclusive Benefits of Customers

Cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash deposits with The Depository Trust & Clearing Corporation ("DTCC"), The National Securities Clearing Corporation ("NSCC), The Options Clearing Corporation ("OCC"), and with its clearing brokerage firm, Merrill Lynch Pierce, Fenner & Smith Incorporated.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software which is five years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

The Company has also elected to capitalize client specific set-up costs within other fixed assets on the statement of financial condition, for up-front development projects. Once the implementation is accepted by the client, the Company amortizes the costs over the estimated life of the service arrangement. Based on its historical evidence for similar transactions, the Company uses an amortization period of four years.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Intangible Assets

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is between five and thirteen years from the date of the original acquisition, and are also reviewed for impairment whenever changes in circumstances indicate impairment could exist. Identifiable intangible assets consist of customer relationships, developed software, acquired software, and trademarks.

Receivables from Affiliates

Receivables from Affiliates consist of amounts owed by DFT Holding LLC ("Holdings").

Other Assets

Other assets primarily consist of prepaid assets and security deposits.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily consist of payables to vendors and accruals for operating expenses where invoices have yet to be received.

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consists of accrued compensation and severance payables to former employees.

Deferred Revenue

Deferred revenue consists of all fees that are received in advance related to software technology until the client accepts and begins using the technology. For fixed-term software licensing fees, such fees are recognized as revenue on a straight-line basis over the term of the agreement after installation is complete. Upfront development fees for custom work projects are recognized over the life of the service arrangement.

Other Liabilities

Other liabilities primarily consist of payables to related parties and other miscellaneous liabilities.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between Holdings and the Company, all tax effects of the Company's income or loss are passed through to Holdings. In addition, the Company is not liable for any material limited liability company taxes at the entity level. Therefore, no provision or liability for federal, state and local income taxes is included in this statement of financial condition.

As a partnership, Holdings is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes, such as New York City Unincorporated Business Taxes ("UBT"). Holdings, as the taxpayer of record, is responsible for payment of taxes to New York City ("NYC") for Unincorporated Business Tax ("UBT"). For federal, state and other local income tax purposes, the ultimate members of Holdings are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax returns.

3. Recent Accounting Developments

ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), provides principles that govern the recognition of revenue at an amount an entity expects to be entitled to when goods or services are promised to customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018 and early adoption is permitted. Subsequently, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations ("ASU 2016-08"); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing ("ASU 2016-10"); and ASU No.2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients ("ASU 2016-12"). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the "new revenue standards"). The Company does not expect this ASU to have a material impact on the Company's statement of financial condition.

ASU 2016-02, Leases (Topic 842), requires a lessee to classify a lease as either a finance or operating lease based on whether the arrangement is effectively a purchase of the underlying asset. Interest and amortization expense are recognized for finance leases while only a single lease expense is recognized for operating leases, typically on a straight-line basis. ASU 2016-02 is effective for annual reporting periods after December 15, 2019 and early adoption is permitted. The Company does not expect this ASU to have a material impact on the Company's statement of financial condition.

4. Business Combination

Effective March 1, 2017, the Company closed on a merger transaction between Convergex and DFH. In connection with the transaction, Convergex contributed the net assets of its LiquidPoint business in exchange for 65% of the equity interests in a new entity, DFT Holdings LLC. DFH contributed their subsidiary, Dash Financial LLC, in exchange for a 35% interest in DFT Holdings LLC.

The Merger is being accounted for as a "reverse merger" or "reverse acquisition" such that LiquidPoint is deemed to be the acquirer for accounting purposes even though Dash Financial LLC was the surviving legal entity. As a result, the net assets of Dash Financial LLC were revalued to fair value at the merger date, and resulting in the addition of $60 million in Goodwill to the statement of financial condition.

The following table sets forth details of the fair value of the net assets of Dash Financial LLC that were contributed to the Company on March 1, 2017:

	March 1, 2017
Consideration Transferred:	
Equity in DFT Holdings LLC	$127,456,598
Net Assets:	
Cash and cash equivalents	$3,481,655
Cash segregated for the exclusive benefits of customers	2,543,168
Deposits with clearing organizations	559,399
Receivables and unbilled revenue from brokers and dealers	2,081,378
Accounts receivable and unbilled revenue	711,475
Fixed assets	220,150
Intangible assets	58,380,000
Other assets	1,032,625
Total assets acquired	$69,009,850
Accounts payable and accrued expenses	1,326,039
Accrued compensation and benefits	40,000
Other liabilities	34,213
Total liabilities assumed	1,400,252
Net assets	$67,609,598
Goodwill	$59,847,000

5. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2017, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

6. Receivables and Unbilled Revenue from Brokers and Dealers and Accounts Receivable and Unbilled Revenue

At December 31, 2017, amounts receivable and unbilled revenue from brokers and dealers include:

Broker-dealer receivables	$ 9,675,562
Broker-dealer unbilled revenue	9,234,967
Total receivables and unbilled revenue from brokers and dealers	$ 18,910,529

At December 31, 2017, accounts receivable and unbilled revenue include:

Accounts receivable	$ 7,427,220
Unbilled revenue	1,494,329
Total receivables and unbilled revenue	$ 8,921,549

As of December 31, 2017, the allowance for doubtful accounts included $216,496 for broker-dealer receivables and $95,042 for accounts receivable.

7. Fixed Assets

At December 31, 2017, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$9,821,089	($4,298,021)	$5,523,068
Computer hardware	4,970,968	(3,337,700)	1,633,268
Leasehold improvements	519,141	(107,649)	411,492
Purchased software	247,450	(181,291)	66,159
Furniture and equipment	927,298	(299,408)	627,890
Total	$16,485,946	($8,224,069)	$8,261,877

As of December 31, 2017, there were no assets under capital lease agreements.

8. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of December 31, 2017, and determined no impairment charge was required. Subsequent to December 31, 2017, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Intangible assets are included within other assets on the statement of financial condition. The following table summarizes intangible assets as of December 31, 2017:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$ 58,780,000	($ 19,242,657)	$ 39,537,343
Developed software	15,500,000	(1,435,185)	14,064,815
Acquired software	416,667	(416,667)	-
Trademarks	1,300,000	(216,667)	1,083,333
Total	$ 75,996,667	($ 21,311,176)	$ 54,685,491

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

9. Deferred Compensation

Prior to the Merger, the Company provided a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards were deferred and paid in May of the third year following the year the award was granted. Expense related to these awards is recognized ratably over the service period of the forty months including the year for which the award was granted. Upon the merger, the plan was discontinued going forward and the 2016 award year plan was paid out. The Company plans to make a payment related to this program's 2015 award year of $272,055, in May 2018, provided the employees remain employed by the Company in good standing.

10. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan.

11. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Five customers accounted for, in aggregate, 19% of the accounts receivable balance at December 31, 2017.

12. Commitments and Contingencies

Leases

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

Year:	Minimum Lease Payments	Sublease Proceeds	Net Lease Payments
2018	$ 1,300,586	($ 418,022)	$ 882,564
2019	1,033,300	(43,924)	989,376
2020	1,054,430		1,054,430
2021	1,092,504		1,092,504
2022	1,116,396		1,116,396
2023	1,140,826		1,140,826
2024	771,070		771,070
2025	229,772		229,772
2026	176,177		176,177
Total	**$ 7,915,061**	**($ 461,946)**	**$ 7,453,115**

The operating leases are subject to periodic escalation charges. The Company's principal operating leases expire in July 2024 and September 2026. The Company subleased two of its leased properties and included in other liabilities is a sublease loss reserve of $45,605 relating to those subleases.

Line of Credit

The Company has a secured line of credit with BMO Harris Bank N.A. in the amount of $10,000,000 to obtain any funding necessary to cover daily securities settlements with clearing corporations. Funds drawn on this line bear interest at a daily offered rate, typically overnight fed funds rate plus 150 basis points, with interest being paid monthly and being computed on the basis of a year of 360 days for the actual number of days elapsed. As of December 31, 2017, the Company did not have any amounts outstanding for the year ended December 31, 2017 relating to this credit facility.

13. Member's Equity

Pursuant to the Company's operating agreement, the Company allocates and distributes to Intermediate a portion of its distributable profits throughout the year as soon as practicable at the end of each month.

14. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("Regulation 1.17"). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2017, the Company had regulatory net capital of $14,603,561, which was $14,353,561 in excess of its minimum net capital requirement of $250,000.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) under the Securities Exchange Act of 1934.

15. Related-Party Transactions

Prior to the Merger, LiquidPoint received service and support functions from Convergex and its subsidiaries. LiquidPoint's operations were dependent upon Convergex and its subsidiaries' ability to perform these services and support functions. The costs associated with these services and support functions (indirect costs) were allocated to LiquidPoint using the most meaningful respective allocation methodologies which were primarily based on proportionate revenue and proportionate headcount. These allocated costs were primarily related to corporate administrative expenses, employee related costs including benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: compliance, legal, accounting and finance, human resources, marketing, executive, credit risk, occupancy, and other corporate and infrastructural services.

Under separate agreements, LiquidPoint supplied execution, technology and referral services to other business lines of Convergex. Following the Merger, the Company entered into a Transition Services Agreement ("TSA") with Convergex, whereby the Company continued to provide services to Convergex and Convergex also provided services to the Company. The Company provided execution services to two Convergex affiliates, BNY Mellon and Pershing LLC. The Company also provided execution services to clients who have clearing relationships with Pershing, and through which Pershing, as the clearing organization, acts as the counterparty to the transactions.

The Company also has some clients that have soft dollar arrangements whereby those clients can direct commissions generated by transactions to pay for approved research or brokerage expenses. The Company has outsourced the tracking and payment of these commissions for soft dollar transactions to an affiliate of Convergex, Westminster Research Associates LLC ("WRA").

The Company remained affiliated with Convergex after the Merger through the common ownership interest of GTCR, which is a Dash member and also a Convergex member. On June 1, 2017, Convergex was acquired by Cowen Group, Inc., which ended Convergex's affiliation with the Company.

On occasion, the Company enters into intercompany transactions with Holdings, Intermediate, and another subsidiary of Intermediate, Dash Regulatory Technologies LLC. At December 31, 2017, the Company had a receivable balance of $23,765 due from Holdings, reflected in receivables from affiliates on the statement of financial condition, and a payable balance of $8,380 due to Dash Regulatory Technologies LLC, reflected in other liabilities on the statement of financial condition.

16. Subsequent Events

The Company has evaluated whether any subsequent events occurred subsequent to the date of the statement of financial condition and has determined there were no material events that would require recognition or disclosure in the statement of financial condition or accompanying notes.